November 30, 2005
Via Edgar and Overnight Mail
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re:	Altus Pharmaceuticals Inc. Registration Statement on Form S-1 Registration No. 333-129037
Ladies and Gentlemen:
     On behalf of Altus Pharmaceuticals Inc. (“Altus” or the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), initially filed with the Commission on October 17, 2005 and amended on November 2, 2005 solely for the purpose of submitting additional exhibits.
     Amendment No. 2 is being filed in response to comments contained in the letter dated November 15, 2005 from Jeffrey Riedler of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance to Sheldon Berkle, the Company’s President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.
     We are delivering one courtesy copy of Amendment No. 2, marked to show the changes effected to the Registration Statement, as initially filed, and one courtesy copy of this letter, to each of Gregory Belliston, James Peklenk, James Atkinson and Mr. Riedler of the Commission.
     As a preliminary matter, we advise the Staff that Amendment No. 2, in addition to setting forth changes responsive to the Staff’s comments, also revises and updates the Registration Statement, as more particularly set forth therein.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

FORM S-1
General
     Comment:
1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.
     Response:
          The Company does not intend to use any graphic, visual or photographic information in the prospectus.
     Comment:
2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
     Response:
          The Company acknowledges this comment and intends to include pricing-related information in a subsequent amendment prior to circulating the prospectus. However, we supplementally advise the Staff that, based on discussions with the underwriters, the Company presently expects that the current valuation of the Company, prior to the offering, will be in the range of $250 million to $300 million. Based on this pre-offering valuation, and prior to any reverse stock split, we would expect a price range of approximately $5.00 to $6.00 per share.
     Comment:
3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

     Response:
          The Company acknowledges this comment and will comply with the Staff’s interpretation in the amendment to the Registration Statement containing pricing-related information.
     Comment:
4.	We have received your application for confidential treatment of certain exhibits. We will send our comments on the confidential treatment application under separate cover. These comments will need to be resolved prior to effectiveness.
     Response:
          The Company acknowledges this comment and will work with the Staff to resolve all comments to the confidential treatment request as expeditiously as possible.
Prospectus Summary, page 1
     Comment:
5.	Your Summary is much longer and more detailed than is anticipated by Item 503(a) of Regulation S-K. We also note that much of the information in the Summary is repeated verbatim in the Business section of your document. Please revise to provide a substantially shorter Summary. For example, any discussion of your product candidates in the Summary should be limited to the product’s name, a brief description of what it does or is designed to do, and its development status. This information is currently included in the “Our Company” discussion, so the “Our Product Candidates” and “Our Product Pipeline” discussions do not appear to be necessary for the Summary. We may have further comments on your Summary section after seeing your revisions.
     Response:
          We have revised and shortened the summary in response to this comment.
     Comment:
6.	Please revise the “Risks Associated with Our Business” to quantify your losses in each of the past three fiscal years. Similarly revise the risk factor titled “We have a history of net losses, which we expect to continue for at least the next several years and, as a result, we are unable to predict the extent of any future losses or when, if ever, we will achieve, or be able to maintain, profitability.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

     Response:
          We have revised these risk factors in response to this comment.
Risk Factors
     Comment:
7.	If any participants in clinical trials have experienced material adverse effects, please revise to include a separate risk factor describing these adverse effects.
     Response:
          We have included a new risk factor addressing serious adverse effects considered by an investigator in the Company’s clinical trials as probably or possibly related to treatment with the Company’s product candidates, as well as the potential impact of serious and other adverse effects in the future.
If we fail to obtain the additional capital . . . , page 8
     Comment:
8.	We note you expect that the proceeds from this offering, your existing cash resources and investment securities, and payments you expect to receive from your collaborators will be sufficient to support your operations through the first half of 2007. Please explain the assumptions on which you have based this projection. For example:
•	does the projection assume you will make any of the payments to CFFTI prior to the first half of 2007;

•	what clinical trials or preclinical trials does this assumption assume you will have performed; and

•	does this projection assume you have received milestone payments? If so, how much does it assume you have earned in milestone payments?
     Response:
          We have revised the risk factor in response to this comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

     Comment:
9.	Please include as a separate risk factor the discussion of the amounts you will be obligated to pay CFFTI if you obtain FDA approval.
     Response:
          We have moved this information from the first risk factor under “Risks Related to Our Business and Strategy” into a separate risk factor as requested.
We may not be successful in maintaining our existing collaborations . . . , page 10
     Comment:
10.	Please discuss the dispute with Dr. Falk in a separate risk factor. The risk factor should identify the country in which the third-party patent is held. It should also discuss how this claim could affect ALTU-135 in that country, the other countries covered by the agreement with Dr. Falk, and worldwide.
     Response:
          We have revised the prospectus in response to this comment.
If clinical trials for our product candidates are prolonged . . . , page 13
     Comment:
11.	If any of the items in the bullet points have actually occurred and materially affected your business in the past, please discuss the situation.
     Response:
          We supplementally advise the Staff that, to date, none of the items listed in the bullets have occurred in a manner that has materially affected the Company’s business.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

If we do not obtain required regulatory approvals . . . , page 13
     Comment:
12.	This risk factor is similar to “If we are unable to commercialize ...” on page 11 and “Because our product candidates are in early- or mid-stage development ...” on pages 12-13. Please consolidate it into one or both of these risk factors and remove any repetitive text.
     Response:
          We have substantially revised the risk factor entitled “Because our product candidates are in early- or mid-stage development . . . .” on page 11 to remove the duplicative disclosure, as requested. We have also revised the risk factor entitled “If we do not obtain required regulatory approvals . . . .” on page 13.
Our product candidates will remain subject to ongoing regulatory . . . , page 15
     Comment:
13.	Please explain what “untitled letters” are.
     Response:
          In response to this comment, we supplementally advise the Staff that an untitled letter is an initial correspondence from the FDA to a regulated company that cites violations that do not meet the threshold of a warning letter. An untitled letter may, however, serve as a basis for additional regulatory action. A warning letter is issued for violations of regulatory significance, i.e., those that may actually lead to an enforcement action if the documented violations are not promptly and adequately corrected.
Our development of ALTU-238 could be significantly delayed . . . , page 14
     Comment:
14.	We note you may use a supplier with an approved NDA for its hGH product, in which case you will seek a right of reference to the safety and efficacy data underlying the supplier’s NDA. Please clarify what the supplier would provide. For example, would the supplier provide only an ingredient, or would it provide an approved drug that you will somehow modify? If it will provide an approved drug, please explain what you will do to the drug that will necessitate further FDA approval. We may have further comments.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

     Response:
          We have revised the risk factor as requested in response to this comment.
     Comment:
15.	We note the FDA has informed you that the FDA has not approved any hGH product under section 505(b)(2). Does this mean there currently does not exist a supplier with an approved NDA from which you could obtain a right of reference? If so, please make that fact clearer at the beginning of the risk factor. Also, please clarify the section under which your competitors identified at the bottom of page 9 received approval for their hGH products.
     Response:
          In response to this comment, we supplementally advise the Staff that there are several manufacturers of hGH with approved NDAs. The Company is presently negotiating a long-term supply agreement for ALTU-238 with some of these manufacturers, as well as with manufacturers of hGH who do not have approved NDAs. Existing hGH products with approved NDAs have been approved by the FDA pursuant to Section 505(b)(1) of the FDCA.
     Comment:
16.	Please briefly explain what section 505(b)(1) and section 505(b)(2) of the FDCA say.
     Response:
          We have revised this risk factor to briefly explain Section 505(b)(1) and 505(b)(2) of the FDCA.
Failure to obtain regulatory approvals . . . , page 14
     Comment:
17.	If you believe your business is dependent on obtaining approval in any specific countries, please identify those countries.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

     Response:
          We have revised this risk factor to list some of the major countries in which the Company expects to seek approval for its products.
We deal with hazardous materials and must comply . . . , page 16
     Comment:
18.	We note you are subject to environmental laws and regulations. Please provide the information required by Item 101(c)(xii) of Regulation S-K in your Business section.
     Response:
          We supplementally advise the Staff that the Company does not expect that compliance with environmental laws and regulations will have a material effect upon capital expenditures, earnings, or the competitive position of the Company. In addition, the Company anticipates no current or estimated material capital expenditures for environmental control facilities for the periods covered by Item 101(c)(xii) of Regulation S-K.
     Comment:
19.	Please disclose the limitations on your insurance coverage. Similarly revise the risk factor titled “There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business.”
     Response:
          The Company has revised the two risk factors as requested.
Risks Related to Our Dependence on Third Parties, page 16
     Comment:
20.	If your business or product development efforts have been materially harmed due to a third party’s failure to perform, please discuss the situation in one of the risk factors in this section.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

     Response:
          We supplementally advise the Staff that the Company’s business and product development efforts have not been materially harmed by a third party’s failure to perform.
We currently rely on a single manufacturer . . . , page 17
     Comment:
21.	We note you rely on Amano Enzymes for the manufacture of ALTU-135. Please identify the manufacturer of ALTU-238, and disclose in this risk factor that you do not have a written agreement with this party.
     Response:
          The Company has an existing agreement with a supplier to provide sufficient hGH on a purchase order basis for the Company’s Phase III clinical trials of ALTU-238, and the Company has revised this risk factor to disclose the existence of this agreement. The Company is currently negotiating with this supplier and several other suppliers for its commercial supply of hGH. Because these negotiations are at a critical stage and none of the competing suppliers are known to each other, the Company respectfully submits that disclosing the name of its existing supplier would weaken its negotiating position, compromise the existing supplier, and create an imbalance in the negotiations. Moreover, the Company respectfully submits that disclosure of the identity of the manufacturer does not provide information that would be useful for the protection of investors. Therefore, the Company respectfully requests that it not be required to disclose the name of its current supplier.
     Comment:
22.	Please update this risk factor during the course of our review if you learn whether Amano will be your primary manufacturer.
     Response:
          We acknowledge this comment and will revise the risk factor if and when appropriate.
If third parties successfully assert that we have infringed . . . , page 21
     Comment:
23.	To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party’s belief that you are

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

infringing on their intellectual property, please revise to disclose the situation and potential consequences.
     Response:
          The Company is not aware that any of its intellectual property is being infringed by others, nor has the Company been notified by a third party that the Company is infringing such third party’s intellectual property.
     Comment:
24.	Please state which party has the obligation to enforce patents under your material license or collaboration agreements. If your company does not have the obligation, state whether it has the right.
     Response:
          We have revised the disclosure in response to this comment.
A significant portion of our total outstanding shares are restricted . . . , page 26
     Comment:
25.	Please state how many shares are currently restricted from resale and when the restrictions expire.
     Response:
          We have revised the risk factor to include a placeholder for the requested disclosure and intend to insert such information as soon as it is available.
Investors in this offering will pay . . . , page 27
     Comment:
26.	Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the voting rights.
     Response:
          We have revised the risk factor to include a placeholder for the requested disclosure and intend to insert such information as soon as it is available.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

Use of Proceeds, page 29
     Comment:
27.	Please disclose approximately how much funds you plan to use for the items described in each of the bullet points.
     Response:
          We have revised the Use of Proceeds section of the prospectus to include a placeholder for the requested disclosure and intend to insert such information as soon as it is available.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview, page 36
Research and Development Expense, page 37
     Comment:
28.	We note that you include a discussion of the estimated costs to complete ALTU-135, but not any of the other significant projects such as ALTU-238. We also note that you include costs by project for the most recent two years presented. To further enhance your disclosures please provide the following:
•	The costs incurred during each period presented, including FY 2002 and to date, on the project;

•	The nature, timing and estimated costs of the efforts necessary to complete the project;

•	The anticipated completion dates;

•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

•	The period in which material net cash inflows from significant projects are expected to commence.
Regarding the second and third bullet points, disclose the amount or range of estimated costs and timing to complete the phase in process and each future

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
     Response:
          We have revised the disclosure set forth under “- Financial Operations Overview - Research and Development Expense” in response to this comment, and to reflect the Company’s position with respect to the issues that are outlined below.
          We have disclosed the anticipated costs to complete the development of ALTU-135 because such amount is estimable. The cost-to-completion estimate for ALTU-135 was reduced during the third quarter of 2005, and we have included this disclosure on pages 39-40 under the heading entitled “Revenue” in order to assist investors in understanding one of the reasons for the increase in the cumulative revenues under collaboration agreements with CFFTI and Dr. Falk in the third quarter of 2005.
          In contrast, the Company is unable to disclose the anticipated costs to complete the development of ALTU-238 and its other product candidates, because as outlined in the added language on page 38, such costs are subject to numerous uncertainties, thereby preventing the Company from developing a reasonable estimate that it considers suitable for disclosure. Furthermore, the Company intends to disclose, in the “Use of Proceeds” section of the prospectus, the portion of the proceeds from the offering that it expects to spend on the development of ALTU-238, which we believe is the most relevant information for investors.
          In addition, with respect to the bulleted comments above, we supplementally advise the Staff as follows:
•	Information with respect to the historical development costs for ALTU-135 and ALTU-238 incurred during each period presented, to the extent such costs were tracked by the Company at the relevant times, is set forth on pages 38 (total costs to date), 43 (costs for the nine months ended September 30, 2004 and 2005), 44 (costs for the years ended December 31, 2003 and 2004) and 46 (costs for the year ended December 31, 2002) for ALTU-135 alone, since costs for ALTU-238 were not tracked separately during that fiscal year).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

•	The Company believes that, for the reasons noted on page 38, it is currently unable to describe with greater specificity the nature, timing, and estimated costs of the efforts necessary to complete the development, the anticipated completion dates, and the period in which material net cash inflows from significant projects are expected to commence.

•	The Company has summarized the risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity, on page 38.
Critical Accounting Policies and Significant Judgments and Estimates, page 39
Revenue, page 39
     Comment:
29.	We note that your discussion of the impact that these costs estimates seems to be limited to the CFFTI revenues, and not any of the other revenues. Please expand your discussion to include the impact that all changes in estimates had for the periods presented. Also provide a sensitivity analysis to help understand the impact that changes in these estimates may have on future operations.
     Response:
          We have revised the disclosure on page 40 in response to this comment.
Stock-Based Compensation, page 40
     Comment:
30.	Your disclosure here and elsewhere in the filing, refers to an independent appraisal. The reference to an independent valuation firm equates to the use of a valuation expert. Please name the independent appraiser and provide the consent of the appraiser in the registration statement.
     Response:
          We have revised the disclosure to indicate that the Company determines the deemed fair value of stock-based compensation but sometimes seeks input from valuation specialists. The determination of deemed fair value is at all times made by the Company.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

Business, page 49
     Comment:
31.	Please provide your basis for the following statements:
•	hGH disorders in both pediatric and adult populations generated approximately $2.2 billion in worldwide sales of hGH in 2004 and the market grew at a compound annual growth rate of approximately 15% from 2002 to 2004 (page 50); and

•	We estimate that chronic pancreatitis results in more than 500,000 physician visits per year in the United States (page 53).
If your estimates are based on independent third party documentation, please provide this documentation. Please note, such materials should be marked to indicate the information used in making your estimates.
     Response:
          We supplementally advise the Staff that the basis for the first statement was the information presented in the 2004 Annual Reports of the pharmaceutical companies that produce the drugs currently on the market for treating hGH disorders, including: Pfizer, Eli Lilly, NovoNordisk, Genentech and Serono. Excerpts from these reports are included herewith for your reference as Attachment 31-1 to this letter.
          In addition, we supplementally advise the Staff that the basis for the second statement was the article entitled “Chronic Pancreatitis, Medscape Expert Column,” by Julie V. Tsirambidis, CNP MSN, Darwin L. Conwell, MD and Gregory Zuccaro, MD, posted on January 9, 2003, at www.medscape.com/viewarticle/442814 and page 49 of the report, “The Burden of Gastrointestinal Disease, published by the American Gastroenterologic Association (AGA) in 2001, and available on the AGA’s website at www.gastro.org/user-assets/Documents/burden-report.pdf. Excerpts from these reports are included herewith for your reference as Attachment 31-2 to this letter.
Overview, page 49
     Comment:
32.	Please explain the basis for your belief that some manufacturers of existing pancreatic enzyme replacement products may not be able to meet the April 28, 2008 deadline for obtaining FDA approval.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

     Response:
          We have revised the disclosure to remove any reference to meeting the FDA’s April 28, 2008 deadline. The Company believes that some of the existing manufacturers of pancreatic enzyme products may not be able to comply with the FDA’s PEP Guidelines issued in April 2004, based on the comments these manufacturers submitted in response to the guidelines. Portions of these comments are included herewith for your reference as Attachment 32 to this letter.
     Comment:
33.	Please disclose what it means to have the orphan drug and fast track designations.
     Response:
          We have revised the disclosure in response to this comment.
     Comment:
34.	We note from the second full paragraph on page 50 that you apply your technology to existing, well-understood proteins with well-defined mechanisms of action. Please revise to clarify what your product development entails. For example, do the drugs already exist, and your technology crystallizes them so they are usable? Also, clarify how your products differ from existing protein therapies.
     Response:
          We have revised the disclosure in response to this comment.
Our Strategy, page 50
     Comment:
35.	We note the reference to a phase II/III clinical trial for ALTU-238. In order to use the term II/III, we require that the study meet the requirements of both phase II and phase III. Please confirm that the phase II/III clinical trial in pediatric patients is expected to meet the requirements of both phase II and phase III. Otherwise, revise to eliminate the reference to phase II/III. If you retain the reference to phase II/III and there is a possibility that you may need to perform an additional trial after the phase II/III trial, please disclose this possibility.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

     Response:
          The Company intends to design the pediatric trial so that it will meet the requirements of both Phase II and Phase III and will ask the FDA to consider this trial as a pivotal trial for pediatric use of ALTU-238. We have revised the disclosure to reflect the possibility that FDA may not accept this approach and require us to perform separate Phase II and Phase III trials.
Our Product Candidates, page 51
     Comment:
36.	Since it appears you plan to market your products throughout the world, please discuss the products’ development status in countries other than the United States.
     Response:
          We have revised the disclosure in response to this comment.
ALTU-135 Development Activities and Strategy, page 55
     Comment:
37.	Since you discuss the results of your phase II trials on ALTU-135, please disclose what statistical analysis was performed and the degree of statistical significance found as measured by the p-values obtained. In doing so, you should define any technical terms you use.
     Response:
          We have revised the disclosure in response to this comment.
Dr. Falk Pharma GmbH, page 62
     Comment:
38.	We note the license with Dr. Falk continues in each country until the expiration of the last-to-expire patent in the country or a specified term from the date of first commercial sale in that country. Please state when the last-to-expire patent is scheduled to expire in each of the principal countries covered by the agreement. Also, state the “specified term” applicable to each of these countries.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

     Response:
          We have revised the disclosure in response to this comment. We supplementally advise the Staff that the patents and patent applications, if issued as patents, in each of the principal countries, Germany, France and the United Kingdom, expire on the same date.
     Comment:
39.	We note that Dr. Falk has agreed to pay a portion of the development expenses in connection with an international Phase III clinical trial. Please revise to quantify the portion he has agreed to pay.
     Response:
          The Company believes that the requested information is highly confidential, and, as such, the Company has requested confidential treatment for this information in its application submitted to the Commission on November 2, 2005. As set forth in that application, the Company respectfully submits that disclosure of this information could prevent the Company or Dr. Falk from seeking any other terms in future collaborations with third parties that were any less favorable to the third parties, or could position them so that competitors could force them to offer even more favorable terms to potential collaborators to avoid losing the collaboration. The Company also respectfully submits that the omission of this information will not prevent investors from making an informed investment decision with regard to the Company’s securities, as the sums are taken into account in the Company’s cash projections. Accordingly, the Company respectfully requests that it not be required to disclose this information.
Management, page 77
     Comment:
40.	Please disclose Dr. Navia’s business experience since March 2003. Also, disclose Dr. Klibanov’s business experience for the past five years. If he has been a professor for the past five years, make that fact clear by stating the date he became a professor.
     Response:
          We have revised the disclosure in response to this comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

Principal Stockholders, page 92
     Comment:
41.	For each shareholder in the principal stockholders table that is neither a natural person nor a public reporting company, please revise to identify the natural person with voting and investment control. Also, identify the natural persons in addition to Jonathan D. Root who beneficially own the shares held by Entities affiliated with U.S. Venture Partners.
     Response:
          We have revised the disclosure in response to this comment.
Underwriting, page 103
     Comment:
42.	Please tell us whether you intend to include a directed share offering as part of your public offering. If so, provide appropriate disclosure in the Underwriting section. Advise us as to the procedures you will follow and how your directed share offering will be in compliance with Section 5 of the Securities Act of 1933 and Rule 134 of the Act. Also provide us with all material you will provide to the participants in the directed share offering prior to its use. We may have further comments.
     Response:
          The Company and the underwriters have advised us that they do not intend to include a directed share offering as part of the Company’s public offering.
Electronic Distribution, page 105
     Comment:
43.	We note the underwriters will post an electronic prospectus on their website, and they might allocate shares for sale to their online brokerage account holders. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
     Response:
          The Company has been informed by Merrill Lynch that Merrill Lynch has an electronic system in place, “i-Deal.” Kristina Schillinger, Esq. of the Commission has reviewed the system’s procedures. Merrill Lynch continues to employ the same procedures as those reviewed by Ms. Schillinger.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

     Comment:
44.	Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and the electronic prospectus already discussed, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.
     Response:
The Company and the underwriters have advised us that they do not intend to use any form of prospectus other than the print and the electronic prospectuses already discussed.
Financial Statements, page F-1
Consolidated Statements of Operations, page F-4
     Comment:
45.	Please revise you[r] presentation to include a pro forma EPS that reflects the conversion of the preferred shares for the most recent fiscal year and interim period.
     Response:
The Company did not include pro forma EPS because the number of shares issuable was not determinable prior to including a price range in the prospectus. The Company has revised the consolidated statements of operations to include a pro forma EPS placeholder for the most recent fiscal year and interim period and will include such information in the amendment to the Registration Statement containing pricing-related information.
2. Summary of Significant Accounting Policies, page F-8
Intangible Assets, page F-9
46.	Please explain to us your basis for capitalizing the warrants issued to CFFTI in connection with this arrangement. Include a discussion of what this intangible asset represents under the guidance of SFAS 142. Include any other references to

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

the specific paragraphs within the authoritative literature that support this treatment.
     Response:
     The Company first looked to EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Issue 2 states:
“Issue 2—For All Transactions, the Period(s) and the Manner to Recognize
The Task Force did not address the period(s) or the manner (that is, capitalize versus expense) in which an enterprise should recognize the fair value of the equity instruments that will be issued, other than to reach a consensus that an asset, expense, or sales discount would be recognized (or previous recognition reversed) in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.
The Task Force reached a consensus that a recognized asset, expense, or sales discount should not be reversed if a stock option that the counterparty has the right to exercise expires unexercised.”
Based on this, the Company concluded that the value of the CFFTI warrants should be recognized as if the Company had paid cash to CFFTI rather than had issued equity instruments.
          EITF 00-14 — Accounting for Sales Incentives, (such EITF was subsequently codified in EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) “addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. Sales incentives within the scope of this Issue include offers that can be used by a customer to receive a reduction in the price of a product or service at the point of sale.”
          The warrants issued to CFFTI were considered a revenue incentive to induce CFFTI to enter into the funding collaboration.
“The Task Force reached a consensus on Issue 1 that for a sales incentive that will not result in a loss on the sale of a product or service, a vendor should recognize the “cost” of the sales incentive at the later of the following:
a.	The date at which the related revenue is recorded by the vendor

b.	The date at which the sales incentive is offered (which would be the case when the sales incentive offer is made after the vendor has

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

recognized revenue; for example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers).
          In this instance, the Company is recognizing the collaboration revenue in accordance with scenario “a” above. Accordingly, the Company has capitalized the fair value of the incentive (i.e., the warrants) as an intangible asset and is amortizing the asset into income pro rata as the revenue is earned under the research collaboration. More specifically, the Company is amortizing the fair value of the warrants against future revenues based upon the warrants’ value as a percentage of the total contract value. That is, the $1.7 million fair value of the warrants represents approximately 7% of the contract value. Therefore, as revenue is earned, the warrants are amortized at a 7% rate over the life of the arrangement (i.e., over the life of the revenue generating activities).
          This accounting is further supported by a SEC staff speech at the AICPA National Conference in December 2000 (reference 00-172) relating to cost of equity instruments issued to non-employees. The staff observed “when equity instruments are issued to customers or potential customers in arrangements where the instrument will not vest or become exercisable without purchases by the recipient, the related cost must be reported as a sales discount — in other words, as a reduction of revenue...The fair value of the equity issued should therefore be subtracted from the proceeds received in determining how much revenue to record.”
          Although the warrants issued to CFFTI were fully vested at the date of issuance, the warrants were issued only to induce CFFTI to enter into a revenue collaboration. Under such collaboration agreement, CFFTI has an obligation to pay us up to $25 million as milestones are reached in future years, which the Company records as deferred revenue at the time each milestone payment is received. The SEC staff speech guidance has further led us to conclude that the fair value of the warrants should be amortized directly against revenue in the statement of operations.
          The Company believes that the above literature supports the recognition of the intangible asset. If one were to look to SFAS 142, an asset would also exist. With respect to initial recognition and measurement of intangible assets, SFAS 142, paragraph 9 states, “An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value.”
          With respect to the useful life of the CFFTI warrants, SFAS 142, paragraph 11 states, “The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors...”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

          The Company recognized the warrants as an intangible asset, recorded at fair value, as the costs were incurred based on the probable future benefit to be derived from the CFFTI strategic alliance agreement. The Company believes that the useful life of the CFFTI warrants is commensurate with the life of the CFFTI strategic alliance agreement. The Company also recognizes that intangible assets such as the CFFTI warrants may be subject to impairment. Impairment tests on the unamortized carrying value of the intangible asset would be performed if it was determined that the revenue collaboration might not be fulfilled by either party or some other event occurs which give rise to possible impairment. Given that this agreement remains effective and that development and funding are ongoing, the Company has concluded that there is no impairment of the carrying value of the warrants. While the Company respectfully notes that the warrants were issued prior to the adoption of SFAS 142, the Company believes that the current accounting treatment is consistent with the current requirements under SFAS 142.
Revenue Recognition, page F-9
     Comment:
47.	We note that you use the percentage of completion method to record revenues associated with the various research and development agreements. We also note that the applicability of SOP 81-1 excludes service contracts such as this one. Please explain to us why you feel that this accounting is appropriate. Please note that the instances where we accept similar treatment are generally allowed based on the ability of a company to use an output measure instead of an input measure such as costs to support the revenue earned to date under these agreements.
     Response:
          The Company acknowledges that the applicability of SOP 81-1 excludes service contracts. The Company considered the guidance contained in FAS No. 68, Research and Development Arrangements, (see response to Comment 48 below) and the 1978 FASB Invitation to Comment, Accounting for Certain Service Transactions (the “ITC”) in developing its accounting policy for revenue under revenue collaborative agreements.
          The Invitation to Comment, Accounting for Certain Service Transactions, which was based on a draft Statement of Position by the AICPA’s Accounting Standards Executive Committee, concludes in paragraph 10:
Revenue from service transactions should be recognized based on performance, because performance determines the extent to which the earnings process is complete or virtually complete. Performance is the execution of a defined act or acts or occurs with the passage of time.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

          The ITC discusses four general revenue recognition methods for service contracts—specific performance, completed performance, proportional performance, and collection.
          The Company is currently applying the proportional performance method. Its reference to “percentage of completion” was designed to describe the accounting treatment using a term more familiar to most readers, rather than to imply an association with SOP 81-1. The Company believes that, of the four methods, the proportional performance method, which is essentially the same as the percentage of completion method, is the most appropriate method in the circumstances. The other three methods discussed in the ITC are discussed below.
          The specific performance method is applicable to arrangements where performance would consist of the execution of a single act and revenue would be recognized when that act takes place. The ITC uses an example of sales commissions on a real estate transaction to apply the specific performance method since performance is completed when the sale is consummated. In the Company’s arrangements, the Company is performing services in the form of research over a period of years. Therefore, recognizing revenue at a specific point in time would not accurately reflect the earnings process in the Company’s arrangements.
          The completed performance method is applicable in arrangements where services are performed over a period of time. However, the final act of services to be performed may be so significant in relation to the service transaction taken as a whole that performance cannot be deemed to have taken place until execution of that final act. The draft document uses an example of a transportation company which has agreed to pack, load and ship packages between two locations. In this example, the final act of delivering the goods to the destination is significant enough to preclude revenue recognition until that event has taken place. In the Company’s arrangements, the Company does not have any portion of its services that are considered more significant than others. The Company is performing under a best efforts arrangement and is not obligated to deliver a final product. Therefore, the completed performance method would not accurately reflect the earnings process in the Company’s arrangements.
          The collection method is appropriate when the collection of fees is uncertain. The creditworthiness of the counterparty and the nature of the arrangement have led us to conclude that this is not an appropriate methodology — the collection of funds is fairly certain. As noted in its accounting policy, the Company does limit its revenue recognition to the extent of cash received. Therefore, the application of this method would not be appropriate since there is no uncertainty as to the collection of funds.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

          As stated in paragraph 12 of the ITC, the proportional performance method is appropriate when an arrangement “involves a specified number of defined but not identical or similar acts...” and goes on to state, “...the following guides for revenue recognition should be used: (a) Revenue recognized for each act should be based on the ratio of the seller’s direct costs to perform each act expected to be performed to the total estimated direct costs of the transaction, if such costs can be reasonably determined...”
          The Company believes that direct costs incurred are the best surrogate for output measures, because its research outputs under the arrangements cannot be reliably measured since the outputs are essentially comprised of progress against research goals. The Company believes that a cost-to-cost percentage of completion method with respect to measuring proportional performance (and recognizing revenue) for completed milestones is the most appropriate method for recognizing revenue under the Company’s research arrangements.
          Based upon this guidance, the proportional performance method, as it is being applied by the Company, appears to be the most appropriate revenue recognition model for these arrangements. In order to clarify that the Company is not applying SOP 81-1 to a service contract, the Company has changed the references from percentage of completion to “proportional performance.”
9. Commitments and Contingencies, page F-15
Commitment to CFFTI, page F-15
     Comment:
48.	Please explain to us how you arrived at the accounting for this potential obligation to repay the funding provided by CFFTI. Include a discussion of what obligations you have with respect to continuing this project and the implications that terminating this project has on your potential obligation to repay this amount. Include any references to the applicable authoritative literature upon which you relied in arriving at this treatment.
     Response:
          SFAS 68, Research and Development Arrangements, specifies how an enterprise should account for its obligation under an arrangement for the funding of its research and development by others. The enterprise must determine whether it is obligated only to perform contractual research and development for others, or is otherwise obligated. To the extent that the enterprise is obligated to repay the other parties, it records a liability and charges research and development costs to expense as incurred.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

          The Company evaluated the CFFTI agreement to determine if revenue should be recognized or if an obligation existed with respect to funding from CFFTI. Paragraphs 5 and 6 of SFAS 68 specify:
5.	If the enterprise is obligated to repay any of the funds provided by the other parties regardless of the outcome of the research and development, the enterprise shall estimate and recognize that liability. This requirement applies whether the enterprise may settle the liability by paying cash, by issuing securities, or by some other means.

6.	To conclude that a liability does not exist, the transfer of the financial risk involved with research and development from the enterprise to the other parties must be substantive and genuine. To the extent that the enterprise is committed to repay any of the funds provided by the other parties regardless of the outcome of the research and development, all or part of the risk has not been transferred. The following are some examples in which the enterprise is committed to repay:
a.	The enterprise guarantees, or has a contractual commitment that assures, repayment of the funds provided by the other parties regardless of the outcome of the research and development.

b.	The other parties can require the enterprise to purchase their interest in the research and development regardless of the outcome.

c.	The other parties automatically will receive debt or equity securities of the enterprise upon termination or completion of the research and development regardless of the outcome.
          The Company is under no obligation to repay CFFTI for any funding. Future success fees and royalties are predicated on the research being successful and FDA approval of the product (as defined) in the United States. Product approval outside North America would not trigger any payments to CFFTI. If the agreement is terminated prior to product approval, the Company is not obligated to repay CFFTI for any funding received if the product is not approved. Further, the cost of development and marketing of the product is estimated to be in excess of $100 million, whereas the maximum funding from CFFTI (if all milestones are met) is only $25 million. As such, the Company submits that it has retained a substantial financial risk in performing the research and development.
          SFAS 68 further specifies:
Even though the written agreements or contracts under the arrangement do not require the enterprise to repay any of the funds provided by the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

other parties, surrounding conditions might indicate that the enterprise is likely to bear the risk of failure of the research and development. If those conditions suggest that it is probable that the enterprise will repay any of the funds regardless of the outcome of the research and development, there is a presumption that the enterprise has an obligation to repay the other parties. That presumption can be overcome only by substantial evidence to the contrary.
          There is no evidence or contractual term that would require the Company to repay any of the funding if the outcome of the research is not successful. Accordingly, the Company concluded that the funding received from CFFTI should be recorded as revenue rather than a repayable obligation, and the potential obligation for success fees and royalties to CFFTI would be disclosed as a contingent liability.
14. Stock Options, page F-21
     Comment:
49.	Please provide us with an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity and redeemable convertible preferred issuance. Please include an itemized chronological schedule covering all equity instruments issued, including options, warrants and preferred stock, since December 31, 2003 through the date of your response. Please provide the following information separately for each equity and convertible preferred issuance or grant:

a.	Date of each issuance or transaction;

b.	Number of shares granted, issued or issuable;

c.	Purchase price or exercise price per share;

d.	Any restrictions or vesting terms;

e.	Management’s fair value per share estimate;

f.	The significant factors, assumptions and methodologies management used in determining fair value;

g.	Identity of the recipient, indicating if the recipient was a related party;

h.	The nature of any concurrent transactions with the recipient;

i.	Significant factors contributing to the difference between fair value as of the date of each grant and fair value as of the date of your response;

j.	How the grant or issuance was treated for purposes of computing earnings per share; and

k.	The valuation alternative selected and, if appropriate, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

Highlight transactions with unrelated parties, if any, that management believes to be particularly evident of an objective fair market value per share determination. Progressively bridge management’s fair value per share determinations to the current estimated IPO price per share. Include when the company began discussions with the underwriter. Please note that, because the initial filing did not include an estimated offering price, we are deferring evaluation of common stock related compensation until you specify the estimated offering price.
     Response:
     The Company submits the following:
          The fair value of our equity instruments, excluding preferred stock, granted prior to our consideration of a public offering of securities, has historically been determined by the Board of Directors, based upon information available to it on the measurement dates. However, in 2005, we performed a retrospective analysis to determine the deemed fair value of our common stock for accounting purposes in light of the potential initial public offering. Further, we engaged a third party valuation specialist to provide us with their estimates of the value of our common stock at various points in time, in order to validate the reasonableness of our retrospective analysis.
     Historical Methodology and Process
          As considered necessary (minimally, at each Board meeting), the Board of Directors determined the fair market value of the common stock. Because shares of our common stock had not been publicly traded, the Board, as a whole, drew on the knowledge of its individual directors who have significant experience with life sciences companies in determining the fair market value. Factors that the Board considered when determining the fair market value of our common stock included:
•	pricing of private sales of our convertible preferred stock;

•	prior valuations of stock grants and convertible preferred stock sales and the effect of events, including the progression of our product candidates, that had occurred between the time of the grants or sales;

•	comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity;

•	comparative values of public companies discounted for the risk provided for in the shares we are issuing;

•	any perspective provided by investment banks, including the likelihood of an initial public offering and the potential value of the Company in an initial public offering; and

•	general economic trends.
     Retrospective Analysis
          In October 2005, in light of the proposed initial public offering, we retrospectively re-evaluated the fair market value of our common stock at key points in time in 2004 and 2005 to arrive at a deemed fair market value of common stock. We undertook this analysis in an effort to ensure that the fair value progression of our common stock, as reflected in the Company’s financial statements, remained in line with key milestones, market forces and other influential factors experienced by the Company leading up to a potential IPO. We performed our analysis in accordance with the AICPA practice aid titled “Valuation of Privately Held Company Equity Securities Issued as Compensation.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

          Our retrospective analysis is based upon the Market Approach set forth in the practice aid, including the following two valuation methodologies (a) the Guideline Public Company Analysis (comparable company IPO analysis) and (b) the Guideline Transactions Analysis (comparable company M&A analysis). We used the analysis to determine the estimated deemed fair value of the Company’s equity as a whole during the periods discussed above. We then allocated value between the preferred stock and the common stock under each analysis and determined the estimated value of the common stock using a probability-weighted expected return methodology.
          We advise the Staff that we rejected the use of the Current-Value method, which allocates the enterprise value of a company first to the preferred stock based on the greater of the preferred stock’s liquidation preferences or conversion value, as we did not believe the underlying assumptions in that method reflected our most likely fact pattern. Such method would have resulted in lower equity compensation expense.
     In reassessing the deemed fair market value of the common stock, we considered numerous objective and subjective factors, including:
•	the progression of the Company’s product candidates and other key milestones;

•	market conditions, including an analysis of initial public offerings of comparable life sciences companies;

•	changes in our management team;

•	the increasing likelihood of an initial public offering by the Company; and

•	valuations and other information provided by investment banking firms.
          We supplementally advise the Staff that in connection with our initial public offering we engaged an independent valuation firm to retrospectively determine the fair market value of our common stock at various measurement dates in 2004 and 2005 for purposes of validating the reasonableness of our analysis. We further advise the Staff that the independent valuation, which was based on the Option-Pricing method, would not have resulted in equity compensation expense materially different than that which is recorded in the financial statements under our retrospective analysis.
          Accordingly, we utilized our retrospective analysis in determining and recording equity compensation in our financial statements.
Market Approach to Determine Deemed Fair Market Value
          In applying the Market Approach, we based our valuation on initial public offerings of life sciences companies over the last two years. During this period, we found that the valuations of life science companies fell within a reasonably narrow range. Given these dynamics, we felt it appropriate to focus our analysis on companies that had completed initial public offerings during that period. We further narrowed the group by using companies with lead products in similar stages of development to our lead product.
          Consistent with the practice aid guidance, we also looked at M&A transactions over the same two-year period for biotechnology and emerging pharmaceutical companies that

Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.
November 30, 2005

could be considered comparable to Altus. To achieve comparability, we excluded very large and very small transactions (i.e. those greater than $1 billion and less than $50 million). In addition, we excluded companies with products on the market and companies who were merely developing technology to support product development, as we do not believe that either of these types of companies represents a good benchmark for Altus.
          Once we determined the values of comparable companies using these two methodologies, we allocated such value to the common stock and preferred stock. In our analysis, we assumed that the common stock and preferred stock would have equal value upon an IPO. However, given the values of recent comparable transactions and the liquidation preference of the preferred stock, the common stock would be worth less than the preferred stock in a sale of the company. Our probabilities of an IPO or a sale of the company varied at each valuation point based upon our view of the likelihood of each exit scenario. As a final step, we combined the two implied valuations to arrive at a probability-weighted implied valuation of our common stock.
Stock-Based Compensation Recorded in 2004 and 2005 Financial Statements
Financial Statements for the Year Ended December 31, 2004
          Based on the fair value of our common stock as determined by the Board at the dates of option issuances, the Company recorded non-cash compensation expense under the guidance of SFAS No. 123 — Accounting for Stock Based Compensation of $254,000, as reflected in the Company’s 2004 audited financial statements, which are included in the Registration Statement. After comparing the fair value determined by the Board with the fair value resulting from management’s retrospective analysis, we concluded that changes to our non-cash compensation expense were not required for the year ended December 31, 2004, because the difference between the amount of equity compensation recorded and the amount determined under the retrospective analysis amounted to $90,000. This amount, both quantitatively and qualitatively, is not considered material to the 2004 results or to the results in any quarterly period in 2004.
Financial Statements for the Six Months Ended June 30, 2005 and Nine Months Ended September 30, 2005
          Based on the retrospective analysis performed in October 2005 and prior to our initial filing of this registration statement, the Company recognized non-cash compensation amounting to $349,000 for the six months ended June 30, 2005 and $571,000 for the nine months ended September 30, 2005.
Summaries of Option Activity and Equity Instruments Issued for the Period December 31, 2003 through November 28, 2005.
          See Attachment 49-1 and Attachment 49-2 to this letter.
Conclusion
          We believe the use of the Board-determined values in 2004 and the retrospectively-determined values in 2005 present fairly non-cash stock compensation expense in the financial statements included in the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.
November 30, 2005

Item 16. Exhibits and Financial Statement Schedules, page II-4
     Comment:
50.	We note some of your exhibits are not yet filed. Please be aware that we may have comments on the exhibits after they are filed, and any comments will need to be resolved prior to effectiveness.
     Response:
          The Company acknowledges this comment and will endeavor to submit any missing exhibits with the next amendment.
     Comment:
51.	It does not appear you have discussed the material terms of exhibits 10.8-10.12 in the body of your filing. Please revise to include such a discussion in “Liquidity and Capital Resources.”
     Response:
          The Company has revised this section in response to this comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
November 30, 2005

*          *          *
          As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing Amendment No. 2 and this letter. When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 of the Securities Act of 1933 regarding requesting acceleration of the effectiveness of the Registration Statement.
          We hope that the above responses and the related revisions to Amendment No. 2 will be acceptable to the Staff. Please do not hesitate to call Jonathan Kravetz or me at (617) 542-6000 with any questions regarding Amendment No. 2 or this letter. We thank you for your time and attention.

Very truly yours,
/s/ Scott A. Samuels
Scott A. Samuels

cc:	Securities and Exchange Commission Gregory S. Belliston, Esq. Mr. James Peklenk Mr. James Atkinson Jeffrey Riedler, Esq.

Altus Pharmaceuticals Inc. Mr. Sheldon Berkle Mr. Jonathan I. Lieber Richard D. Forrest, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jonathan L. Kravetz, Esq. Megan N. Gates, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP David E. Redlick, Esq. Peter N. Handrinos, Esq.

Deloitte & Touche LLP Mr. David A. Lemoine Mr. Douglas Hardesty

Altus Pharmaceuticals Inc.
Attachment 49-1 — Narrative Describing Stock Option Activity for 2004 and 2005
Summary of Option Activity for the Period December 31, 2003 through November 28, 2005
Options Granted from December 31, 2003 — February 6, 2005:
Key events - There were a number of positive and negative key events at the Company during this period that are listed in the bullet points below:
•	the completion of the Series C financing on May 21, 2004;

•	the initiation of a blinded Phase II study of ALTU-135 on June 30, 2004; and

•	the departure of our CEO on October 29, 2004.
While there were both positive and negative events during 2004, because the Series C redeemable convertible preferred stock was at a valuation substantially consistent with the 2001 Series B redeemable convertible preferred stock, management concluded that the common stock value remained relatively consistent over the period.
Equity activity — December 31, 2003 - December 31, 2004 — During this period, 2,402,208 options were granted at an exercise price of $1.71 as determined by the Board, which was equal to the deemed fair market value of the underlying common stock at the time of issuance and not materially different than the amount determined in the retrospective analysis.
Equity activity — January 1, 2005 to February 6, 2005 — During this period 797,000 options were granted at an exercise price of $1.71. The deemed fair market value of the underlying common stock during this period, as determined in the retrospective analysis, was $1.90 per share, which was used to determine non-cash compensation expense in our financial statements.
Options Granted from February 7, 2005 — May 8, 2005:
Key events — On February 7, 2005, we filed an IND with the FDA for ALTU-238. We dosed the first patient in the Phase I clinical trial for ALTU-238 on March 11, 2005. During this period, we continued to enroll patients in the Phase II clinical trial for ALTU-135, however there was no indication of success or failure with respect to meeting the trial’s primary and secondary endpoints, and we continued to operate without a CEO.
Equity activity — We granted 569,500 options during this period at an exercise price of $1.71 per share. The deemed fair market value of the underlying common stock during this period as determined in the retrospective analysis was $1.92 per share, which was used to determine non-cash compensation expense in our financial statements.
Options granted from May 9, 2005 — June 12, 2005:
Key event — On May 9, 2005, we hired a new president and CEO, with extensive industry credentials and experience.
Equity activity — We granted 1,316,000 options during this period at an exercise price of $1.71 per share. The deemed fair market value of the underlying common stock during this period as determined in the retrospective analysis was $2.08 per share which was used to determine non-cash compensation expense in our financial statements.
Options granted from June 13, 2005 — June 30, 2005:
Key events — During this period, we obtained and released favorable results from our Phase II clinical trial for ALTU-135 and from our Phase I clinical trial for ALTU-238.
Equity activity — We granted 50,000 options during this period at an exercise price of $1.71 per share. The deemed fair market value of the underlying common stock during this period as determined in the retrospective analysis was $2.95 per share which was used to determine non-cash compensation expense in our financial statements.
Options granted from July 1, 2005 — September 6, 2005:
Key events — Because of the results of the scientific activities obtained in June and the hiring of a CEO in May, we held preliminary meetings with investment banks to assess the likelihood of an initial public offering.
Equity activity — We granted 109,500 options during this period. Of the total number of options granted, 67,000 had an exercise price of $1.71 per share and 42,500 had an exercise price of $1.90 per share. The change in exercise price was a result of the Board’s regular review of the fair market value. The deemed fair market value of the underlying common stock during this period as determined in the retrospective analysis was $3.49 per share which was used to determine non-cash compensation expense in our financial statements.
Options granted from September 7, 2005 — September 30, 2005:
Key events — On September 7, 2005, we received presentations from several investment banks interested in underwriting our initial public offering. On September 8, 2005 we selected underwriters and on September 13, 2005 we held the kick-off meeting.
Equity activity — We granted 54,500 options during this period with an exercise price of $1.90. The deemed fair market value of the underlying common stock during this period as determined in the retrospective analysis was $4.01 per share which was used to determine non-cash compensation expense in our financial statements.
Options granted from October 1, 2005 — November 28, 2005:
Key event — We filed the Registration Statement on October 17, 2005.
Equity activity — We granted 494,500 options during this period. Of the options granted, 23,000 were granted with an exercise price of $1.90 per share and 471,500 options were granted at an exercise price of $2.95 per share. Our retrospective analysis was performed through September 30, 2005 and will be updated for fourth quarter 2005 activity.

Altus Pharmaceuticals Inc.
Attachment 49-2 — Summary of Equity Instruments Issued
Summary of Equity Instruments Issued for the Period December 31, 2003 through November 28, 2005

			Deemed Fair Market Value		Series C
			of Common Stock	Series C	Redeemable Convertible
		Option Exercise Price	(Retrospectively	Redeemable Convertible	Preferred Stock	Common Stock
Date of Issuance	Options Granted	(Board Determined)	Determined)	Preferred Stock	Warrants	Warrants

Dec 31, 2003	—	$—
2004:
January	46,000	1.71	**
February	—
March	1,500	1.71	**
April	1,000	1.71	**
May	15,000	1.71	**
May 21				11,819,519	2,600,400
June	435,000	1.71	2.27
July	644,000	1.71	2.27
August	103,250	1.71	2.27
August 31						1,055
September	62,000	1.71	2.27
October	306,500	1.71	1.90
November	24,000	1.71	1.90
November 30						1,056
December	763,958	1.71	1.90
December 30						6,913

Total 2004	2,402,208			11,819,519	2,600,400	9,024

2005:
January	797,000	1.71	1.90
January 28						3,480
February	65,500	1.71	1.92
March	141,500	1.71	1.92
March 24						1,466
April	62,500	1.71	1.92
April 13						528
May 4	300,000	1.71	1.92
May 5-31	1,316,000	1.71	2.08
June	50,000	1.71	2.95
June 24						495
July	42,000	1.71	3.49
August 3	25,000	1.71	3.49
August 4-31	30,500	1.90	3.49
September 6	12,000	1.90	3.49
September 7-30	54,500	1.90	4.01
October 11	23,000	1.90	***
October 17-31	35,500	2.95	***
November 1-28	436,000	2.95	***

Total Through November 28, 2005	3,391,000			—	—	5,969

Notes:
**	Retrospective analysis does not cover this period.

***	As of November 28, 2005, management has not yet determined the deemed fair market value of options granted for these periods.

-	The $51.0 million Series C Redeemable Convertible Preferred Stock was issued at a price of $4.31 per share and included 22% warrant coverage, also with an exercise price of $4.31 per share. The purchase price of the Series C Redeemable Convertible Preferred Stock was equal to the purchase price of our Series B Redeemable Convertible Preferred Stock, which was issued in September and December 2001 and included 10% warrant coverage with an exercise price of $4.31 per share. This would imply that the value of the Company has been relatively stable or dropped slightly from 2001 through May 2004.

-	All options vest over 4 years, except for 330,500 options granted on 12/13/04, which vest over 2 years.

-	All options granted have early exercise provisions, although there were no options exercised prior to being vested during this period.

-	All options were granted to either employees or members of our Board of Directors during this time.

-	All common stock warrants issued were related to capital equipment financings and have an exercise price of $4.31 per share.